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SEC FILE NUMBER
8-69987

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GLMX Technologies, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

330 Seventh Avenue, Floor 17
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Lahoud	929 445-6905	michael@glmx.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Reynolds + Rowella, LLP
(Name – if individual, state last, first, and middle name)

51 Locust Avenue Suite 305	New Canaan	CT	06840
(Address)	(City)	(State)	(Zip Code)

04/23/2009	3448
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Michael Lahoud, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GLMX Technologies, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO / FinOp

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 2025

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GLMX Technologies, LLC

Financial Statement and
Report of Independent Registered Public Accounting Firm
December 31, 2023

GLMX Technologies, LLC
Index
December 31, 2023

	Page(s)





REYNOLDS + ROWELLA
ACCOUNTING AND CONSULTING

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member
of GLMX Technologies, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GLMX Technologies, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of GLMX Technologies, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of GLMX Technologies, LLC's management. Our responsibility is to express an opinion on GLMX Technologies, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GLMX Technologies, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Reynolds + Rowella, LLP

We have served as GLMX Technologies, LLC's auditor since 2018.
New Canaan, Connecticut
February 28, 2024

90 Grove Street | Ridgefield, CT 06877 | 203 438 0161 f 203 431 3570
51 Locust Avenue | New Canaan, CT 06840 | 203 972 5191
reynoldsrowella.com

GLMX Technologies, LLC
Statement of Financial Condition
As of December 31, 2023

Assets

Cash and cash equivalents	$ 2,379,767
Accounts receivable	4,559,701
Prepaid expenses and other assets	36,213
Due from affiliate	44,442
Total Assets	**$ 7,020,123**

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$ 111,618
Due to affiliates	61,423
Total Liabilities	173,041
Member's Equity	6,847,082
Total Liabilities and Member's Equity	$ 7,020,123

See accompanying notes to financial statement.

GLMX Technologies, LLC
Notes to Financial Statement
December 31, 2023

1. Organization and Business

GLMX Technologies, LLC (the "Company"), a Delaware Limited Liability Company is wholly owned by Global Liquid Markets, LLC (the "Member"). On April 16, 2018, the Company received approval to become a broker dealer and as such is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as an Alternative Trading System ("ATS") for negotiation of Securities Financing Transactions.

The Company provides an intuitive, comprehensive, integrated global money trading solution for institutional participants. It operates a leading electronic trading platform ("Platform") that enables fixed income market participants to trade Securities Financing Transactions. The request for quote ("RFQ") based buy-side-to-dealer trading platform has been expressly built to enhance the relationship between buy-side and sell-side counterparties, and addresses the need for a more efficient trading infrastructure, particularly in light of increasing reporting requirements.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents
The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days at the time of purchase. The carrying amounts of such cash equivalents approximates the fair value due to the short-term nature of these instruments.

Risk and Uncertainties
The Company's future results of operations involve several risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include but are not limited to: current economic conditions; increasing competition; industry risk; personnel risk; and the regulatory environment. The Company's future results would also be affected by its ability to retain new customers in addition to customer trading volumes. The Company is also subject to cyber security risks that could potentially affect the operational performance of the platform. Management believes that policies and procedures are in place to protect communications and mitigate the risk of unauthorized access to systems and data.

The Company can be a party to lawsuits arising in the ordinary course of business. Management believes the Company has adequate insurance coverage to reduce its risk of loss. The Company accrues for loss contingencies when the matter becomes known, is deemed to be a probable loss and estimable. As of December 31, 2023, no accrual for loss contingencies was deemed necessary.

Concentration of Credit Risk
The Company places its cash and cash equivalents with a financial institution with high-credit-quality. At times, total cash exceeds the established limit insured by the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2023, the Company's uninsured balances totaled $2,129,767. The Company has not experienced any losses in such accounts and believes there is little exposure to any significant credit risk.

Concentration of credit risk is also evident as the top four customers have represent 32% of the Accounts Receivable balance as of December 31, 2023.

Income Taxes
The Company is a single member LLC, whose member is a limited liability company that has elected to be treated as a partnership for federal income tax purposes. As such, all taxable income of the Company is passed through to its member and no provision for U.S federal or state income taxes has been recorded by the Company as of and for the year ended December 31, 2023 and management believes the Company has taken no uncertain tax positions that require recognition or disclosure. The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. The Company is responsible for New York City income taxes. The Company's 2020 through 2023 tax returns are subject to examination by federal, state, and local tax authorities.

As of December 31, 2023, the Company had a deferred tax asset of $188,627 relating to a local jurisdiction. Management has recorded a full valuation allowance against the deferred tax asset.

Deferred Revenue
Customers with fixed fee plans are generally billed quarterly, and revenues are recognized over the invoiced period. The Company records deferred revenues when the cash is received, or the payment is due, whichever is earlier. There was no deferred revenue balance as of December 31, 2023.

Accounts Receivable and Allowance for Doubtful Accounts
The Company applies Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses ("ASC 326") to determine its allowance for doubtful accounts.

All accounts receivable balances have contractual maturities of less than one year and are derived from transaction fees from using the Platform. Management determines the allowance for doubtful accounts by regularly evaluating individual customer balances, considering the customer's financial condition, credit history and potential effect of current economic conditions. Accounts receivable at December 31, 2023 and 2022 were $4,559,701 and $3,109,229, respectively. Management does not believe that an allowance for doubtful accounts was necessary as of December 31, 2023.

Leases
The Company applies Accounting Standards Update ("ASU") 2016-02, Leases and ASU 2018-20, Codification Improvements to Leases collectively ("Topic 842"). The Company performed an internal review of its active agreements including its expense sharing agreement with its affiliate. The expense sharing agreement does not convey the right to control the use of the specific space as the space utilized by the Company is leased, and also shared with the Company's affiliates. The space is at any time subject to substitution at the sole discretion of the parent and affiliate. Since the Company cannot reasonably identify the underlying asset and does not exercise control over the asset, it is the Company's position that rent allocated to the Company pursuant to the expense sharing agreement does not constitute a lease within the scope of Topic 842.

3. Net Capital and Aggregate Indebtedness Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2023, the Company had net capital of $2,206,726 which exceeded its minimum requirement by $2,195,190. At December 31, 2023, the Company's ratio of aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 0.08 to 1.0.

4. 17 C.F.R. Exemption

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities in the operation of an Alternative Trading System ("ATS") for negotiation of Securities Financing Transactions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

5. Related Party Transactions

Pursuant to an expense sharing agreement, the Company's affiliate, GLMX, LLC (the "Affiliate") pays costs on behalf of the Company. The Affiliate is compensated for these costs, including personnel, professional services, occupancy, travel and other general and administrative services. A total of $5,572,844 was paid to the Affiliate during the year ended December 31, 2023. As of December 31, 2023, $10,496 was due to the Affiliate and is included in due to affiliates in the statement of financial condition.

The Company uses the Platform developed by the Affiliate. In September, 2019, the Company entered into a licensing agreement with the Affiliate effective January 1, 2020. The Company pays the Affiliate for the right to use and promote the Platform which enables the subscribers to negotiate Securities Financing Transactions. A total of $4,745,113 was paid to the Affiliate

during the year ended December 31, 2023. As of December 31, 2023, $44,442 was due from the Affiliate and is included in due from affiliates in the statement of financial condition.

The Company has also entered into a service level agreement with another affiliate, GLMX Europe Ltd. ("GLMX Europe") in September 2019 effective January 1, 2020. The Company pays GLMX Europe to promote the Platform to potential subscribers in the United Kingdom ("UK") and Europe to enable potential subscribers to enter into a subscription agreement with the Company, and provide customer support in the UK and Europe. A total of $4,533,755 was paid to GLMX Europe during the year ended December 31, 2023. As of December 31, 2023, $50,927 was due to GLMX Europe relating to this agreement and is included in due to affiliates in the statement of financial condition.

On February 23, 2024, the Company received a financial support letter from the Member stating the Member would provide financial support to the Company through April 30, 2025 sufficient for the Company to meet its financial obligations and maintain its minimum regulatory capital requirements.

6. Subsequent Events

The Company has evaluated subsequent events through February 28, 2024, the date the financial statement was available to be issued. There were no subsequent events identified by the Company that require adjustments to or disclosure in the financial statement.